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                                                            Andrew D. Myers

April 24, 2006

VIA EDGAR

Securities and Exchange Commission
Mail Stop 3561
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: John Reynolds
      Assistant Director
      Division of Corporation Finance

Re:   Harbor Acquisition Corporation
      Amendment No. 8 to Registration Statement on Form S-1
      REGISTRATION STATEMENT NO. 333-126300

Dear Mr. Reynolds:

      Harbor Acquisition Corporation (the "Company") has filed with the Commission an Amendment No. 8 to the above-referenced Registration Statement (the "Registration Statement"). For your convenience, we are providing you with three paper copies of Amendment No. 8 marked to show the changes made from Amendment No. 7 to the Registration Statement, which was filed with the Commission on April 14, 2006. The changes reflected in Amendment No. 8 are intended to respond to the comments set forth in your letter dated April 20, 2006 (the "Comment Letter"). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to the pages in the prospectus included in Amendment No. 8 to the Registration Statement filed with the Commission on this date (the "Prospectus").

GENERAL

1.    COMMENT:  WE NOTE YOUR RESPONSE TO COMMENT ONE OF OUR LETTER DATED
APRIL 13, 2006.   YOU RESPOND THAT NO OFFER OR SALE HAS OCCURRED AND AS
SUCH NO INVESTMENT DECISION HAS BEEN MADE. IF THAT IS THE CASE, PLEASE REVISE THE DOCUMENT TO REMOVE THE PRESUMPTION THAT THE WARRANT PLACEMENT WILL TAKE PLACE. ALL DISCLOSURE, INCLUDING THAT IN THE FINANCIAL STATEMENTS, THAT PRESUMES THE WARRANT PLACEMENT WILL TAKE PLACE SHOULD BE REVISED ACCORDINGLY.

      RESPONSE  THE COMPANY HAS RECONSIDERED ITS DECISION TO SELL THE
      ----------
WARRANTS AS A

                                   DIRECT  617-589-3835 DIRECT FAX 617-305-3102
                                                    EMAIL  amyers@davismalm.com


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Securities and Exchange Commission
April 24, 2006
Page 2

DIRECT PLACEMENT OF REGISTERED SECURITIES AND NOW INTENDS TO OFFER THE WARRANTS AS A PRIVATE PLACEMENT TO ITS OFFICERS, DIRECTORS AND INITIAL STOCKHOLDERS, ALL OF WHOM ARE ACCREDITED INVESTORS. REFERENCES TO THE SALE OF THE WARRANTS THROUGHOUT THE PROSPECTUS HAVE BEEN REVISED TO REFER TO THE PRIVATE PLACEMENT, A RISK FACTOR RELATING TO THE POSSIBILITY OF RESCISSION RIGHTS HAS BEEN ADDED ON PAGE 17.

2. COMMENT: THE FEE TABLE INDICATES THAT YOU ARE REGISTERING BOTH THE WARRANTS AND SHARES UNDERLYING SUCH WARRANTS THAT ARE PART OF YOUR WARRANT PLACEMENT FOR WHICH NO INVESTMENT DECISION HAS YET BEEN MADE. IT WOULD APPEAR THAT THIS IS STRUCTURED AS A DIRECTED WARRANT PROGRAM. IF SO, PLEASE REVISE ACCORDINGLY, IF NOT, ADVISE.

      RESPONSE:  PLEASE SEE RESPONSE TO COMMENT NO. 1. THE COMPANY HAS
      --------
REMOVED THE REFERENCED WARRANTS FROM THE FEE TABLE ON THE REGISTRATION COVER PAGE. THE SALE OF THE WARRANTS WILL BE CONDUCTED THROUGH A PRIVATE PLACEMENT. THE TERMINOLOGY USED THROUGHOUT THE PROSPECTUS HAS BEEN MODIFIED TO DESCRIBE THE TRANSACTION AS A "PRIVATE PLACEMENT."

PROSPECTUS SUMMARY, PAGE 1

3. COMMENT: WE NOTE HERE AND IN YOUR ITEM 101 OF REGULATION S-K DISCLOSURE THAT YOU DEFINE MIDDLE MARKET COMPANIES AS THOSE WITH AN "ENTERPRISE VALUE" BETWEEN $40 AND $300 MILLION. PLEASE REVISE TO DEFINE YOUR USE OF THE TERM "ENTERPRISE VALUE" AND HOW THAT IS DIFFERENT THAN THE FAIR MARKET VALUE OF A COMPANY. EXPLAIN THE BENEFITS OF USING THE NOTED VALUE DETERMINATION OVER OTHER VALUE MEASURES.

      RESPONSE:  THE TERM "ENTERPRISE VALUE" ON PAGE 2 HAS BEEN CHANGED TO
      --------
FAIR MARKET VALUE OF A COMPANY IN ITS ENTIRETY.

USE OF PROCEEDS, PAGE 20

4. COMMENT: WE NOTE YOUR RESPONSE TO COMMENT SIX OF OUR LETTER DATED APRIL 13, 2006. PLEASE REVISE DISCLOSE THE INTEREST RATE YOU EXPECT TO EARN ON THE TRUST PROCEEDS. IF YOU HAVE NO EXPECTATION REGARDING THE INTEREST TO BE EARNED, PLEASE REVISE TO DISCUSS THE BASIS FOR THE BELIEF THAT SUCH INTEREST WOULD BE ENOUGH TO FUND YOUR SEARCH AND BUSINESS COMBINATION.

      RESPONSE: THE INTEREST RATE EARNED ON THE TRUST ACCOUNT WILL BE EQUAL TO THE PREVAILING INTEREST RATES ON SHORT-TERM TREASURY SECURITIES AND MONEY MARKET FUNDS THAT COMPLY WITH CERTAIN CONDITIONS UNDER RULE 2A-7 OF THE INVESTMENT COMPANY ACT OF 1940, WHICH WILL VARY FROM TIME-TO-TIME. ON APRIL 20, 2006, THE YIELD ON 30-DAY TREASURY BILLS WAS APPROXIMATELY 4.5% PER ANNUM. AT 4.5% PER ANNUM, THE INTEREST ON $56,450,000 WOULD BE OVER $210,000 PER MONTH, WHICH WOULD PROVIDE THE $1,650,000 IN WORKING CAPITAL IN APPROXIMATELY EIGHT MONTHS. BASED ON SUCH PREVAILING RATES, THE COMPANY BELIEVES THAT THE INCOME RECEIVED BY THE TRUST ACCOUNT WILL BE SUFFICIENT TO PROVIDE THE CONTEMPLATED AMOUNT OF WORKING CAPITAL.

PROPOSED BUSINESS, PAGE 27

5.    COMMENT:  WE NOTE YOUR RESPONSE TO COMMENT 10 OF OUR LETTER DATED APRIL
      -------
13, 2006. IN THE BEGINNING OF THIS SECTION AND THE PROSPECTUS SUMMARY, YOU DISCLOSE THAT YOU WILL BE LIMITED TO CONSIDERING CONSUMER OR INDUSTRIAL PRODUCTS COMPANIES. HOWEVER, ON PAGE 29, YOU INCLUDE ONE

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Securities and Exchange Commission
April 24, 2006
Page 3

SENTENCE THAT INDICATES YOU COULD ALSO ACQUIRE A COMPANY THAT PROVIDES SERVICES. PLEASE REVISE TO ELABORATE ON THIS ASPECT OF YOUR SEARCH AS YOU HAVE WITH THE PRODUCTS SECTORS. ADDITIONALLY, REVISE TO EXPLAIN HOW YOU WILL UTILIZE YOUR "COMPETITIVE STRENGTHS" WHEN CONSIDERING SERVICE COMPANIES. DO YOUR OFFICERS HAVE EXPERIENCE WITH SERVICE COMPANIES?

      RESPONSE: THE COMPANY HAS DELETED FROM PAGE 29 THE SENTENCE REGARDING "ALSO ACQUIRING A COMPANY THAT PROVIDES SERVICES . . ." IN THE PROSPECTUS. IN RESPONSE TO THE STAFF'S QUESTION, THE COMPANY'S MANAGEMENT HAS EXPERIENCE IN THE ACQUISITION AND OPERATION OF SERVICE COMPANIES AS WELL AS PRODUCT COMPANIES.

6.    COMMENT:  WE NOTE THE DISCLOSURE IN THE FIRST FULL PARAGRAPH ON PAGE
      -------
30. PLEASE REVISE TO EXPLAIN THE DISCLOSURE THAT YOU MAY, NOT ACQUIRE A COMPANY "WITH THE INVESTMENT PROFILE DISCUSSED ABOVE." SPECIFICALLY, CLARIFY THE REFERENCE TO INVESTMENT PROFILE.

      RESPONSE:  WE HAVE DELETED THIS SENTENCE ON PAGE 30.
      --------

PURCHASE OPTION, PAGE 56

7. COMMENT: WE NOTE YOUR DISCLOSURE ON PAGE 57 CONCERNING THE USE OF A "BASKET OF REPRESENTATIVE COMPANIES WITHIN THE CONSUMER AND INDUSTRIAL PRODUCTS SECTORS" IN CONNECTION WITH DETERMINING VOLATILITY FOR PURPOSES OF APPLYING THE BLACK-SCHOLES MODEL IN VALUING THE PURCHASE OPTION. IT WOULD APPEAR THAT SUCH "BASKET OF REPRESENTATIVE COMPANIES" WOULD ALSO SERVE THE PURPOSE OF BETTER IDENTIFYING THE TYPES OF COMPANIES AND THE FINANCIAL AND OPERATING CHARACTERISTICS THAT THE COMPANY WILL BE SEEKING TO ENTER INTO A BUSINESS COMBINATION TRANSACTION WITH. PLEASE ADD DISCLOSURE IN ALL APPROPRIATE PLACES IN THE REGISTRATION STATEMENT TO IDENTIFY THE COMPANIES THAT CONSTITUTE THIS REPRESENTATIVE BASKET, AND DISCLOSE THE COMMON CHARACTERISTICS AND FEATURES OF SUCH COMPANIES (E.G., REVENUES, OPERATING INCOME, TOTAL ASSETS, EBITDA, NET INCOME, ETC.),ON AN AVERAGE AND/OR RANGE BASIS. WE MAY HAVE FURTHER COMMENT.

      RESPONSE: IN ACCORDANCE WITH OUR TELEPHONE DISCUSSIONS WITH THE STAFF ON FRIDAY AFTERNOON, APRIL 21, WE HAVE ADDED TO MANAGEMENT'S DISCUSSION AND ANALYSIS ON PAGE 28 A LISTING OF THE 22 PUBLICLY TRADED COMPANIES COMPRISING THE SAMPLE OF REPRESENTATIVE COMPANIES USED IN DETERMINING VOLATILITY FOR PURPOSES OF THE BLACK-SCHOLES MODEL, TOGETHER WITH A QUALIFICATION THAT THOSE COMPANIES LISTED DO NOT REPRESENT THE ENTIRE RANGE OF THE LINES OF BUSINESS OF PRIVATE OR PUBLIC COMPANIES WHICH THE COMPANY MAY SEEK TO ACQUIRE.

FINANCIAL STATEMENTS, PAGE F-1

NOTE 2 - PROPOSED PUBLIC OFFERING:  VALUE OF UNIT PURCHASE OPTION, PAGE F-8

8. COMMENT: WE NOTE YOUR RESPONSE TO PRIOR COMMENT 13 OF OUR LETTER DATED APRIL 13, 2006. PLEASE CLARIFY WHETHER THE ESTIMATED VOLATILITY OF 18.5% WAS CALCULATED BASED ON THE HISTORICAL VOLATILITIES OF SIMILAR PUBLIC ENTITIES AS DISCUSSED IN PARAGRAPH A22 OF FAS 123(R), OR REPRESENTS THE USE OF AN INDEX AS DISCUSSED IN PARAGRAPHS 23 AND A45-A48 OF FAS 123(R). TELL US WHETHER THE SUM OF THE STOCK PRICES OF THE REPRESENTATIVE COMPANIES WAS USED TO CREATE AN INDEX TO CALCULATE VOLATILITY. IF THIS IS THE CASE, PLEASE EXPLAIN YOUR BASIS FOR THE USE OF A CALCULATED INDEX IN YOUR FAIR VALUE MEASUREMENT, RATHER THAN BASING EXPECTATIONS ABOUT FUTURE

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Securities and Exchange Commission
April 24, 2006
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VOLATILITY ON THE AVERAGE VOLATILITIES OF THE REPRESENTATIVE COMPANIES.
NOTE GUIDANCE IN PARAGRAPH A22 OF FAS 123(R).

      RESPONSE: THE COMPANY'S ESTIMATED VOLATILITY OF 18.5% WAS CALCULATED BASED ON AN INDEX OF THE 22 PUBLICLY TRADED COMPANIES IN THE SAMPLE. AFTER FURTHER REVIEWING FAS 123(R), THE COMPANY REVISED ITS CALCULATION BY USING THE AVERAGE VOLATILITIES OF THE COMPANIES IN THE SAMPLE (PARAGRAPH A22 OF FAS 123(R)), RATHER THAN THE VOLATILITIES OF AN INDEX CREATED BY THE SAMPLE (PARAGRAPH 23 OF FAS 123(R)). THE COMPANY ALSO REVISED ITS CALCULATION OF VOLATILITY TO MEASURE DAILY FLUCTUATIONS IN STOCK PRICE, RATHER THAN WEEKLY
FLUCTUATIONS.   AS A RESULT, THE EXPECTED VOLATILITY INCREASED TO 49.3% FROM
18.5% AND THE VALUE OF THE UNIT PURCHASE OPTION INCREASED TO APPROXIMATELY $1,263,000. THE COMPANY HAS REVISED ITS DISCLOSURE ON PAGES 28, 57 AND F-9 ACCORDINGLY.

9. COMMENT: TELL US HOW YOU DETERMINED THAT THE WEEKLY AVERAGE STOCK PRICE SHOULD BE USED, RATHER THAN DAILY HISTORICAL VOLATILITY AS SPECIFIED BY FAS 123(R). ALTERNATIVELY, REVISE YOUR DISCLOSURE BASED ON THE DAILY HISTORICAL VOLATILITY FOR THE REPRESENTATIVE COMPANIES. IF YOU BELIEVE THAT THE CALCULATED VOLATILITY AND THE RESULTING VALUE OF THE UPO WOULD NOT BE MATERIALLY DIFFERENT USING WEEKLY AVERAGE STOCK PRICES, PROVIDE US WITH INFORMATION SUPPORTING THIS CONCLUSION AND REVISE YOUR DISCLOSURES ACCORDINGLY.

      RESPONSE: AS DESCRIBED IN THE RESPONSE TO COMMENT 8, ABOVE, THE COMPANY HAS REVISED ITS CALCULATIONS OF VOLATILITY BASED ON DAILY RATHER THAN WEEKLY, STOCK PRICES.

NOTE 6- SUBSEQUENT EVENTS, PAGE F-10

10.   COMMENT:  WE NOTE THAT CERTAIN DISCLOSURES ARE LABELED AS
UNAUDITED. SINCE THE REFERENCED DISCLOSURES APPEAR TO BE MATERIAL TO INVESTORS, PLEASE DISCUSS WITH YOUR AUDITOR AND TELL US WHY THESE
DISCLOSURES CANNOT BE AUDITED. ALTERNATIVELY, REVISE THE FINANCIAL STATEMENTS TO ELIMINATE ANY REFERENCE TO THE DISCLOSURES BEING UNAUDITED. WE MAY HAVE ADDITIONAL COMMENTS AFTER REVIEWING YOUR RESPONSE.

      RESPONSE:  THE FOOTNOTES TO THE FINANCIAL STATEMENTS HAVE BEEN
      --------
MODIFIED AS REQUESTED.

EXHIBITS

11. COMMENT: IN PARAGRAPH 6.2 OF THE UNDERWRITING AGREEMENT, WE NOTE THAT IF A DEFAULT OF OVER 10% OF THE "FIRM UNITS" OCCUR, AND NEITHER PARTY IS ABLE TO FIND A SUITABLE PURCHASER TO COVER THE DEFAULT AMOUNT THAT THIS AGREEMENT "MAY BE TERMINATED." PLEASE ADVISE HOW LANGUAGE THAT STATES THE OFFERING "MAY BE TERMINATED" ENSURES THAT THIS OFFERING WILL NOT PROCEED IF MORE THAN 10% OF THE UNITS ARE DEFAULTED. IF AN AMOUNT GREATER THAN 10% OF THE UNITS WERE DEFAULTED AND NEITHER THE ISSUER NOR THE UNDERWRITERS ELECT TO TERMINATE THE OFFERING (SINCE THEY "MAY"), PLEASE ADVISE AS TO THE CONSEQUENCE.

      RESPONSE: IF THE UNDERWRITING AGREEMENT IS NOT TERMINATED AFTER A DEFAULT OF OVER 10% OF THE FIRM UNITS, THEN THE NON-DEFAULTING
UNDERWRITERS WILL BE OBLIGATED TO PURCHASE THE UNITS AS PROVIDED IN
SECTION 6.1.

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Securities and Exchange Commission
April 24, 2006
Page 5

12.   COMMENT:  PLEASE FILE AN EXECUTED COPY OF EXHIBIT 3.3.
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      RESPONSE:  AN EXECUTED COPY OF EXHIBIT 3.3 HAS BEEN FILED WITH
      --------
AMENDMENT NO. 8.

13.   COMMENT:  PLEASE HAVE COUNSEL REVISE THE LEGALITY OPINION TO COVER
      -------
ALL SECURITIES THAT MAY BE SOLD PURSUANT TO THIS REGISTRATION STATEMENT.

      RESPONSE:  AN AMENDED FORM OF LEGAL OPINION HAS BEEN FILED AS
      --------
EXHIBIT 5.1 TO AMENDMENT NO. 8.

If you have any questions concerning the material provided herein, please do not hesitate to call William F. Griffin, Jr., at this office, or the undersigned.

Very truly yours,

/s/ Andrew D. Myers

Andrew D. Myers

ADM:ran
Enclosures

cc:  Mr. Robert J. Hanks
     Mr. David A. Dullum
     Elizabeth Hughes, Esquire
     William F. Griffin, Jr. Esquire

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